EXHIBIT 99.1

Brookfield Renewable Partners Announces New Date for Meeting on Proposed Corporate Simplification

  Votes received to date have been overwhelmingly in support
  Meeting has been adjourned to October 29, 2026 to meet approval requirement
  Unitholders with questions or who require assistance voting should contact BEP’s proxy solicitation agent, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free within North America) or 1-416-304-0211 (outside of North America), texting “INFO” to either number, or by emailing assistance@laurelhill.com.

BROOKFIELD, NEWS, Oct. 09, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners (“BEP”) (TSX: BEP.UN, NYSE: BEP) today announced a new date for the special meeting of unitholders of BEP (the “Unitholders’ Meeting” or the “Meeting”) in respect of the proposed corporate structure simplification (the “Simplification”). Votes received to date demonstrate overwhelming support for the Simplification, with over 99.7% of votes cast in favor. The new date will provide additional time for unitholders to participate and help achieve the required voting threshold to proceed with the Simplification, which we believe is in the best interests of all securityholders.

Approval from at least two-thirds (66⅔%) of outstanding BEP units as of the close of business on the record date is required to proceed with the Simplification.

The Unitholders’ Meeting will now be held virtually on October 29, 2026 at 11:00 a.m. EDT. The record date for determining unitholders eligible to vote at the Meeting will remain as August 21, 2026.

As a result of the new date for the Meeting, the updated deadline for registered unitholders to cast their votes by proxy is 5:00 p.m. EDT on October 27, 2026. Unitholders who have already submitted a proxy do not need to vote again.

The special meeting of shareholders of Brookfield Renewable Corporation (“BEPC”) (NYSE/TSX: BEPC) will continue to be held virtually on October 14, 2026, at 12:00 p.m. EDT.

The Board of Directors of each of BEP and BEPC, based in part on the unanimous recommendations of their respective nominating and governance committees (consisting entirely of independent directors) and the fairness opinions received from Scotiabank, unanimously determined that the Simplification is in the best interests of BEP and BEPC, respectively, and have unanimously resolved to approve the Simplification and recommend that BEP unitholders and BEPC shareholders vote in favor of the Simplification. Glass Lewis has recommended that both BEP unitholders and BEPC shareholders vote FOR the Simplification, while ISS has recommended that BEP unitholders vote FOR the Simplification.

Benefits of a Simplified Structure

The Simplification will combine BEP and BEPC into a single publicly traded corporation, Brookfield Renewable Partners Inc. (“BEP Inc.”), creating a simpler corporate structure designed to deliver long-term value for all securityholders.

Brookfield Renewable expects the Simplification to be tax-deferred for Canadian and U.S. investors and completed without any meaningful cost to the business, while providing securityholders with the following benefits, among others:

  Improved consolidated trading liquidity through a single listed security;
  Increased demand from current indices and potential additional index inclusion;
  Stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities;
  Simplified investor analysis, screening, and benchmarking through a single listed reporting entity;
  Broader access to a larger pool of investors who prefer corporate structures;
  Enhanced governance framework and voting rights for public securityholders; and
  For BEP unitholders, elimination of onerous partnership tax reporting forms and preferential dividend tax rates for many Canadian and U.S. taxable investors.

Additional information is also available on our website at https://bep.brookfield.com under “Proposed Simplification”.

If the necessary securityholder approvals are obtained, the final hearing to obtain the final order from the Supreme Court of British Columbia approving the Simplification is expected to be held on or about November 3, 2026. Subject to the receipt of the final order and required regulatory approvals, it is anticipated that the Simplification will be completed in the fourth quarter of 2026.

Questions or Require Voting Assistance?

The Company has retained Laurel Hill Advisory Group as its proxy solicitation agent. If you have any questions about the Meeting or require assistance voting, please contact Laurel Hill Advisory Group:

Toll Free: 1-877-452-7184 (toll free in North America)
International: 1-416-304-0211
Text: "INFO" to either number above
Email: assistance@laurelhill.com.

The Company may also use the services of Broadridge Investor Communications to assist eligible beneficial shareholders with voting their shares with written confirmation or over the telephone with Laurel Hill. Simply contact Laurel Hill Advisory Group to vote your shares today.

For additional information on the Simplification, please see the joint management information circular filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission, which is available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov. Securityholders are urged to read the circular carefully.

Please note that BEP has applied for and received exemptive relief from the Ontario Securities Commission in order to not require further approval by the holders of class A shares of BEP Inc. (“BEP Inc. Class A Shares”) for any future distributions of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares under a prospectus, conditional upon obtaining the required securityholder approvals described in the joint management information circular. Accordingly, (i) in respect of BEP, a vote in favor of the Simplification by BEP unitholders will constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, and (ii) in respect of BEPC, a vote in favor of the Simplification by BEPC shareholders will, in the event that the Simplification is approved by BEPC shareholders, constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, in each case, without requiring further approval by holders of BEP Inc. Class A Shares in accordance with National Instrument 41-101 – General Prospectus Requirements.

About Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a global alternative asset manager headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
Marie Fuller Senior Vice President Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Alex Jackson Vice President Tel: +1 416 484 8525 Email: alexander.jackson@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.

Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the Simplification, including the timing of the Unitholders’ Meeting, the receipt of the required securityholder, court and regulatory approvals, and the expected timing, tax treatment and benefits of the Simplification. There can be no assurance that the securityholders will approve the Simplification or, if approved, that the Simplification will be completed or its anticipated benefits realized.

The foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.